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3/15/04

SECURITIES 04004866 ON
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 11 2004 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 49022

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRECEK & YOUNG ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 IRON POINT ROAD, SUITE 100
(No. and Street)

FOLSOM (City) CALIFORNIA (State) 95763 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP BORUP (916) 932-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILLIP BORUP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECEK & YOUNG ADVISORS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditor's supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Sacramento } ss.

On March 3, 2004 before me, Julie Hill Gabriel,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Phillip Borup,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

JULIE HILL GABRIEL
Commission # 1429150
Notary Public - California
Sacramento County
My Comm. Expires Jul 30, 2007

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

Capacity(ies) Claimed by Signer

Signer's Name: ______________________________

☐ Individual
☐ Corporate Officer — Title(s): ______________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________________

Signer Is Representing: ______________________________

RIGHT THUMBPRINT OF SIGNER
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CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Brecek & Young Advisors, Inc.
Folsom, California

We have audited the statement of financial condition of Brecek & Young Advisors, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2004

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 1,211,394
Commissions receivable	1,257,044
Accounts receivable	205,815
Deposit with clearing broker	50,000
Prepaid expenses	73,513
Other assets	25,648
Furniture and equipment	545,992
Intangible assets	154,993
	$ 3,524,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$ 1,340,165
Accounts payable and accrued expenses	613,044
Total liabilities	1,953,209
Stockholders' equity	
Common stock, Class A Voting, $.001 par value, 10,000,000 shares authorized, 571,053 shares issued and outstanding	12,580
Common stock, Class B Nonvoting, $.001 par value, 10,000,000 shares authorized, 379,782 shares issued and outstanding	2,870,219
Deficit	(1,311,609)
Total stockholders' equity	1,571,190
	$ 3,524,399

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 20,142,339
Advisory fees	3,029,454
Interest	9,068
Other income	603,148
	23,784,009
EXPENSES	
Commissions	18,290,017
Compensation	3,318,964
Professional fees	33,874
Regulatory fees	124,076
Other operating expenses	2,062,752
	23,829,683
LOSS BEFORE INCOME TAXES	45,674
INCOME TAXES	800
NET LOSS	$ 46,474

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2003

	Common Stock						Preferred Stock					
	Class A Voting		Class A Nonvoting		Class B Nonvoting		Class B		Class C			
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number Of Shares	Amount	Number of Shares	Amount	Deficit	Total
Balance, December 31, 2002	10	$ 100	364,286	$ 0	0	$ 0	803,529	$ 2,552,093	295,000	$ 88,500	$(1,264,956)	$1,375,737
Issuance and conversion of common stock in connection with merger –												
Conversion	364,286		(364,286)		367,025	2,640,593	(803,529)	(2,552,093)	(295,000)	(88,500)		
Non cash issuance	206,757	12,480										12,480
Issuance of Class B common stock for cash					12,757	229,626						229,626
Net loss											(46,474)	(46,474)
Balance, December 31, 2003	571,053	$ 12,580	0	$ 0	379,782	$ 2,870,219	0	$ 0	0	$ 0	$(1,311,609)	$1,571,190

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (46,474)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	12,820
Depreciation	61,222
Change in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(271,571)
Accounts receivable	(36,999)
Prepaid expenses	(30,410)
Due from affiliate	66,231
Other assets	(25,648)
Increase (decrease) in:	
Commissions payable	502,439
Accounts payable and accrued expenses	(198,791)
Deferred revenue	(77,851)
Net adjustments	1,442
Net cash used by operating activities	(45,032)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(93,156)
Net cash used by investing activities	(93,156)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from line of credit borrowings	233,189
Principal payments on line of credit	(288,912)
Proceeds from issuance of common stock	229,626
Principal payment on long term debt	(130,000)
Net cash provided by financing activities	43,903
NET DECREASE IN CASH AND CASH EQUIVALENTS	(94,285)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,305,679
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,211,394
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest expense paid	$ 6,601

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
Common stock ($12,480) was issued in exchange for the net assets Brecek & Young Financial Services Group, Inc. (See Note H).

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

General

Brecek & Young Advisors, Inc. (the Company), a California corporation was incorporated on January 9, 1996. On March 6, 1996, the Company registered as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered as an Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company holds no securities for the account of customers.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amortization

The intangible asset consisting of purchased customer accounts is being amortized over 15 years on a straight-line basis.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE A – Summary of Significant Accounting Policies (Continued)

Furniture and equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the accelerated method over the estimated useful life (3 to 7 years) of the asset.

Income Taxes

Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal difference relates to differences in recognizing depreciation and net operating loss carry forwards for tax and financial statement purposes.

Stock Based Compensation

The Company values stock issued to employees in connection with its stock-based compensation plan at the fair value at the date of vesting as prescribed by *Statement of Financial Accounting Standards No. 123*. No shares vested in 2003.

NOTE B – Furniture and equipment

At December 31, 2003, furniture and equipment consist of the following:

Furniture and equipment	$ 609,596
Accumulated depreciation	(63,604)
	$ 545,992

NOTE C– Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

The Company maintains cash balances at a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances totaled $ 1,178,161.

NOTE D – Intangible Assets

Intangible assets consist of customer accounts acquired during 2001 with a carrying value at December 31, 2003 of:

Cost	$ 191,300
Less accumulated amortization	(36,307)
	$ 154,993

NOTE E – Income Taxes

The income tax provision consists of state taxes (minimum tax) currently payable. The Company has the following net operating losses available to offset future taxable income for income tax purposes:

	Amount	Expires
Federal	$ 111,791	2015
	212,933	2020
	209,545	2021
	397,968	2022
	46,473	2023
	$ 978,710	
State	$ 92,993	2004
	106,067	2010
	104,863	2013
	116,022	2013
	27,404	2014
	$ 447,349	

No deferred tax benefit has been recognized for the net operating losses incurred. The remaining benefit will be recognized in the future when the Company attains profitable operations and incurs income taxes.

NOTE F – Line of Credit

The Company has a line of credit at a bank in the amount of $100,000, with interest at the bank's reference rate plus 2.625%. At December 31, 2003, there was no outstanding balance.

NOTE G – Lease Commitments

Aggregate annual rentals for office space in Folsom, California and Cincinnati, Ohio under noncancellable operating leases with terms in excess of one year are as follows:

2004	$ 394,400
2005	202,900
2006	185,500
2007	185,500
Thereafter	61,800
	$ 1,030,100

Office rent expense of $447,396 for the year ended December 31, 2003 is included in other operating expenses in the statement of operations.

NOTE H – Business Combination - Merger with Related Party

In May, 2002, the respective boards of directors and shareholders of the Company and Brecek & Young Financial Services Group, Inc. (BYF) , the Company's majority shareholder, approved an Agreement and Plan of Reorganization and Merger whereby BYF would merge with and into the Company and become an operating division in exchange for additional stock in the Company. Pending completion of the merger, BYF agreed to have all of its employees and certain assets and operations transferred to the Company on or about October 1, 2002. The merger was consummated and accounted for as a purchase on June 1, 2003. For income tax purposes, it is the Company's intent for the merger to qualify as a tax-free exchange.

The Company and BYF determined that the merger of the two companies would facilitate accounting activities, reduce licensing and operating expenses, and align business interests and objectives.

The results of operations of the acquired entity (BYF) are included in the statement of operations of the Company for the period June 1, 2003 through December 31, 2003.

Prior to adoption of the Merger, the Company's authorized capital stock consisted of 10,000,000 shares of Class A Voting Common Stock, $.001 par value, of which 10 shares were issued and outstanding (owned by BYF), 10,000,000 shares of Class B Nonvoting Common Stock, $.001 par value of which no shares were issued or outstanding, and 10,000,000 shares of Preferred Stock, $.001 par value, of which three series consisting of 364,286 shares of Series A Preferred Stock (owned by BYF), 803,529 shares of Series B Preferred Stock and 295,000 shares of Series C Preferred Stock were issued and outstanding.

Upon merger, all issued and outstanding preferred shares of the Company were automatically converted into shares of Class A Voting and Class B Nonvoting Common Stock. The outstanding Series B and C Preferred Stock converted into 367,025 shares of Class B Nonvoting Common Stock and the outstanding Class A Preferred Stock previously held by BYF converts to

NOTE H – Business Combination - Merger with Related Party (Continued)

364,286 shares of Class A Voting Common Stock. The 10 shares of previously issued Class A Voting Common Stock and the converted 364,286 shares of Class A Voting Common Stock will be issued to the shareholders of BYF in proportion to their prior ownership of BYF; and an additional 206,757 shares of Class A Voting Common Stock will be issued to the shareholders of BYF in proportion to their prior ownership of BYF.

The value assigned to the newly issued stock was $12,480. The value was determined by management to be the estimated fair market value of the assets acquired and liabilities assumed. A condensed balance sheet of BYF at June 1, 2003, the acquisition date, and the amounts assigned are as follows:

Assets	
Prepaid expenses	$ 43, 103
Property and equipment	472,750
	$ 515,853
Liabilities	
Accounts payable and accrued expenses	$ 317,650
Note payable	130,000
Line of credit	55,723
	$ 503,373
Net Assets	$ 12,480

NOTE I – Subsequent Event

In February, 2004, the Company was assessed a fine of $31,224 by the National Association of Securities Dealers for failure to deliver mutual fund breakpoint discounts in prior years. It is management's opinion that the Company has undertaken all corrective measures required by the regulatory agencies to comply with the regulations in this area.

NOTE J – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company's net capital is $ 467,360, which is $ 337,140, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 4.2 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

BRECEK & YOUNG ADVISORS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2003

NET CAPITAL	
Stockholders' equity	$ 1,571,190
Less nonallowable assets:	
Commissions receivable	(97,657)
Accounts receivable	(205,815)
Prepaid expenses	(73,513)
Other assets	(25,648)
Furniture and equipment	(545,992)
Intangible assets	(154,993)
Total nonallowable assets	(1,103,618)
NET CAPITAL BEFORE HAIRCUT	467,572
HAIRCUT ON MONEY MARKET FUNDS	(212)
NET CAPITAL	$ 467,360
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 1,340,165
Accounts payable and accrued expenses	613,044
	$ 1,953,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 130,220
Net capital in excess of minimum requirement	$ 337,140
Ratio of aggregate indebtedness to net capital	4.2 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 600,541
Audit adjustments:	
Accounts payable and accrued expenses	(35,522)
Nonallowable assets – commissions receivable	(97,657)
Rounding	(2)
Net capital as reported herein	$ 467,360
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 1,917,687
Audit adjustments:	
Accounts payable and accrued expenses	35,522
Aggregate indebtedness, as reported herein	$ 1,953,209

These differences result in a ratio of aggregate indebtedness to net capital of 4.2 to 1.0 rather than 3.19 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 27, 1004

Board of Directors
Brecek & Young Advisers, Inc.
Folsom, California

We have audited the financial statements of Brecek & Young Advisors, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 27, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brecek & Young Advisors, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Brecek & Young Advisors, Inc.
February 27, 2004
Page Two

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Brecek & Young Advisors, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clandad & Grove

CERTIFIED PUBLIC ACCOUNTANTS